THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS DOCUMENT IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR SHARES IN CONNECTION WITH THE PROPOSED PLAN OF ARRANGEMENT INVOLVING FRONTEER GOLD INC. AND ITS SECURITYHOLDERS.

LETTER OF TRANSMITTAL

to accompany certificates of Common Shares of

FRONTEER GOLD INC.

pursuant to its proposed Plan of Arrangement

This letter of transmittal (the “Letter of Transmittal”) is for use by holders (the “Fronteer Shareholders”) of common shares (the “Fronteer Shares”) of Fronteer Gold Inc. (“Fronteer”) in connection with the proposed plan of arrangement (the “Arrangement”) involving Fronteer, Newmont Mining Corporation (“Newmont”), Pilot Gold Inc. (“Pilot Gold”) and the Fronteer Shareholders and holders of options to acquire Fronteer Shares (together with Fronteer Shareholders, the “Fronteer Securityholders”), that is being submitted for approval at the special meeting of Fronteer Securityholders to be held on March 30, 2011, or any adjournment(s) or postponement(s) thereof (the “Meeting”). Fronteer Shareholders are referred to the notice of special meeting of Fronteer Securityholders and management information circular (the “Circular”) dated March 2, 2011 accompanying this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined herein have the meaning set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany any certificates representing Fronteer Shares which are deposited in connection with the Arrangement.

Completion of the Arrangement is subject to a number of conditions, some of which are beyond the control of Fronteer, Newmont and Pilot Gold. Accordingly, the exact timing of implementation (if any) of the Arrangement is not currently known. Fronteer, Newmont and Pilot Gold currently expect the Arrangement to become effective on or about April 6, 2011 (the “Effective Date”). In order for Fronteer Shareholders to be eligible to receive Cdn$14.00 in cash from Newmont (the “Cash Consideration”) and one common share of Pilot Gold from Fronteer in respect of each Fronteer Share held by such Fronteer Shareholder (the “Pilot Gold Share Consideration”), Fronteer Shareholders are required to deposit the certificates representing such Fronteer Shares with the Depositary along with a duly completed and executed copy of this Letter of Transmittal, together with all other required documents. At the Effective Time, Fronteer Shareholders will be entitled to receive, in respect of each Fronteer Share deposited, the Cash Consideration and the Pilot Gold Share Consideration.

The Pilot Gold Shares will be consolidated on a one for four basis pursuant to the Arrangement such that, upon the completion of the Arrangement, every Fronteer Shareholder will hold one Pilot Gold Share for every four Fronteer Shares previously held.

No fractional Pilot Gold Shares shall be issued to any Fronteer Securityholder. If the aggregate number of Pilot Gold Shares to which a Fronteer Securityholder would otherwise be entitled would include a fractional Pilot Gold Share, then the number of Pilot Gold Shares to be issued to a Fronteer Securityholder after consolidation of the Pilot Gold Shares shall be rounded down to the nearest whole number and no Fronteer Securityholder will be entitled to any compensation in respect of such fractional Pilot Gold Share.

The Depositary (see back page of this document for addresses and telephone numbers), your broker, lawyer or other professional advisor can assist you in completing this Letter of Transmittal. A Fronteer Shareholder who wishes to deposit Fronteer Shares pursuant to the Arrangement and whose Fronteer Shares are registered in the name of a broker, investment dealer, commercial bank, lawyer, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Fronteer Shares pursuant to the Arrangement.

Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below, and complete the enclosed Internal Revenue Service Form W-9 if you are a U.S. person or the enclosed Internal Revenue Service Form W-8BEN (or an appropriate other Internal Revenue Service Form W-8) if you are not a U.S. person.

Please read the Circular and the instructions set forth below carefully before completing this Letter of Transmittal.

TO:	FRONTEER GOLD INC.
AND TO:	NEWMONT MINING CORPORATION
AND TO:	EQUITY FINANCIAL TRUST COMPANY (the “Depositary”) at its office set out herein

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby surrenders to you the enclosed certificate(s) representing Fronteer Shares, the details of which are the following:

Number of Fronteer
	Name(s) in which	Shares Represented	Number of Fronteer
Certificate Number(s)	Registered	by Certificate	Shares Deposited

Total:

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned hereby transmits herewith the certificate(s) described above for cancellation on the Effective Date.

CURRENCY OF PAYMENT
(see Instruction 6(h))

☐	I wish to receive payment of the Cash Consideration in U.S. dollars as described under the heading “The Arrangement — Procedure for Exchange of Fronteer Shares” in the Circular. I acknowledge and agree that any risks associated with currency exchange rates of the United States or Canada, including risks relating to changes in rates, the timing of exchange or the selection of a rate for exchange, are for my sole account and will be at my sole risk, and none of Fronteer, Newmont, Pilot Gold or their affiliates are responsible for any such matters.

A Fronteer Shareholder who does not check the box above will, if this Letter of Transmittal is otherwise properly completed, receive payment of the Cash Consideration in Canadian dollars.

Upon receipt of this Letter of Transmittal duly completed and signed, the certificate(s) representing the Fronteer Shares deposited herewith and all other required documents, and following the Effective Time, the Depositary will send to the undersigned a cheque in payment of the aggregate Cash Consideration and a Pilot Gold share certificate representing the Pilot Gold Shares to which the undersigned is entitled under the Arrangement (or hold such cheque and certificates for pick-up in accordance with the instructions set out below). Any certificate which immediately before the Effective Time represented Fronteer Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim or interest of any kind or nature against Newmont, Fronteer, Pilot Gold or the Depositary.

The undersigned acknowledges receipt of the Circular and represents and warrants that: (i) the undersigned is (are) the sole owner(s) of the deposited Fronteer Shares and all rights and benefits arising from the Fronteer Shares and has(ve) full power and authority to execute this Letter of Transmittal and deposit the Fronteer Shares; (ii) the deposited Fronteer Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Fronteer Shares to any person; (iii) the deposit of the deposited Fronteer Shares complies with applicable Laws; (iv) the deposited Fronteer Shares are free and clear of any liens, restrictions, charges, encumbrances, claims and rights of others; and (v) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing delivered to the Depositary by no later than 4:00 p.m. (Vancouver time) on the second Business Day preceding the date of the Meeting, the signatory will not, prior to such time, transfer or permit to be transferred any of the Fronteer Shares being deposited. These representations and warranties shall survive the completion of the Arrangement.

Except with respect to any proxy deposited in connection with the Meeting, the undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Fronteer Shares being deposited, other than as granted in this Letter of Transmittal. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Fronteer Shares.

The undersigned covenants under the terms of this Letter of Transmittal to execute, upon request of Fronteer, Newmont or Pilot Gold, any additional documents, transfers and other assurances as may be necessary or desirable to duly complete the deposit of the deposited Fronteer Shares and the transfer of the Fronteer Class A Shares issued in respect thereof under the Arrangement and acknowledges that all authority herein conferred or agreed to be conferred is, to the greatest extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the greatest extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of the undersigned for the purposes of transmitting Fronteer Shares and receipt thereof by the Depositary will be deemed to constitute receipt by persons depositing Fronteer Shares in connection with the Arrangement. Settlement with each holder of deposited Fronteer Shares will be made by the Depositary by forwarding share certificates for Pilot Gold Shares and a cheque for the Cash Consideration to which such holder of deposited Fronteer Shares is entitled.

Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the applicable share certificates and cheque will be issued in the name of the registered holder of the deposited Fronteer Shares covered by this Letter of Transmittal. Unless the depositing Fronteer Shareholder instructs the Depositary to hold the applicable share certificates and cheque for pick-up by indicating so in the appropriate box of this Letter of Transmittal, the applicable share certificates and cheque will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the applicable share certificates and cheque will be sent to the address of the depositing Fronteer Shareholder as shown on the register of Fronteer Shareholders maintained by Fronteer or its registrar and transfer agent. Share certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Newmont, Fronteer, Pilot Gold and the Depositary reserve the right to withhold amounts in respect of withholdings taxes, where required by Law.

It is understood that the undersigned will not receive payment in respect of the deposited Fronteer Shares until after the Arrangement is consummated and until the certificate(s) representing the Fronteer Shares owned by the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary or Fronteer may require, and until the same are processed for payment by the Depositary. If the Arrangement is not completed for any reason, the enclosed share certificates and all other ancillary documents will be returned forthwith to the undersigned by first-class mail in the name of and to the address specified by the undersigned in Box B of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Fronteer or its registrar and transfer agent.

The undersigned acknowledges that there shall be no duty or obligation on Newmont, Fronteer, Pilot Gold, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A
REGISTRATION INSTRUCTIONS
ISSUE PILOT GOLD SHARE CERTIFICATES AND CHEQUE FOR CASH CONSIDERATION IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social
Insurance or Social Security Number)

BOX B
DELIVERY INSTRUCTIONS
SEND PILOT GOLD SHARE CERTIFICATES AND CHEQUE FOR CASH CONSIDERATION
(Unless Box “C” is checked) TO:
(please print or type)
☐ Same as address in Box A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social
Insurance or Social Security Number)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD PILOT GOLD SHARE CERTIFICATES AND CHEQUE FOR CASH CONSIDERATION FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.

(Check box)

BOX D
TO BE COMPLETED BY ALL SHAREHOLDERS
BY SELECTING ONE
BOX BELOW

Indicate whether you are a Fronteer U.S. Shareholder.

☐	The undersigned Fronteer Shareholder represents that it is not a Fronteer U.S. Shareholder.

OR

☐	The undersigned Fronteer Shareholder is a Fronteer U.S. Shareholder.

A Fronteer U.S. Shareholder is any Fronteer Shareholder that is: (A) an individual who is a U.S. citizen or U.S. resident alien; (B) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (C) an estate (other than a foreign estate); or (D) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

If you are a Fronteer U.S. Shareholder, then in order to avoid backup withholding you must complete the enclosed Internal Revenue Service Form W-9. If you are not a Fronteer U.S. Shareholder, then in order to avoid backup withholding you must complete the enclosed Internal Revenue Service Form W-8BEN (or another appropriate Internal Revenue Service Form W-8). Other Forms W-8 are available on the Internet at www.irs.gov.

BOX E — SIGNATURE GUARANTEE

Signature guaranteed by
(if required under Instruction 3):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Area Code and Telephone Number

BOX F — SIGNATURE

Dated:

Signature of Shareholder or Authorized Representative — See Instructions 2, 3 and 4

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

Address (please print or type)

Area Code and Telephone Number

(E-mail Address)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	It is recommended that this Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, covering the Fronteer Shares deposited in connection with the Arrangement, in either case with the signature(s) guaranteed if required in Instruction 3 below, together with accompanying certificates representing the deposited Fronteer Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal, be received by the Depositary at the office specified on the back cover page at or prior to 4:00 p.m. (Vancouver time) on March 28, 2011.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Fronteer Shares, is at the option and risk of the depositing Fronteer Shareholder. If certificates for Fronteer Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the required date to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Fronteer Shares by the Depositary.

(c)	Fronteer Shareholders whose Fronteer Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Fronteer Shares.

2.	Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a)	this Letter of Transmittal is signed by the registered owner(s) of the Fronteer Shares exactly as the name of the registered holder appears on the Fronteer Share certificate deposited herewith, and share certificates issuable pursuant to the Arrangement, are to be delivered directly to such registered holder, or

(b)	Fronteer Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Fronteer Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if share certificates issuable are to be delivered to a person other than such registered owner, the certificate representing Fronteer Shares must be endorsed or accompanied by an appropriate power of attorney duly and properly completed by the registered owner(s), in either case, signed exactly as the name of the registered owner(s) appears on such certificate with the signature on such certificate or power of attorney guaranteed by an Eligible Institution.

If a certificate representing Fronteer Shares is registered in the name of two or more persons, all such persons must sign this Letter of Transmittal.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the deposited Fronteer Shares, or if the deposited Fronteer Shares not acquired are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Fronteer or its transfer agent or if share certificates for the Pilot Gold Shares and the cheque for the Cash Consideration are to be issued in the name of a person other than the registered owner(s) of the deposited Fronteer Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity (in each case, an “Authorized Representative”), such person should so indicate when signing and this Letter of Transmittal should be accompanied by satisfactory evidence of the authority to act. Newmont, Fronteer, Pilot Gold or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any share certificate or cheque is to be sent to someone at an address other than the address of the Fronteer Shareholder as it appears in Box A on this Letter of Transmittal, entitled “Registration Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any share certificates or cheques issued in exchange for Fronteer Shares will be mailed to the depositing Fronteer Shareholder at the address of the Fronteer Shareholder as it appears in Box A or, if no address of the Fronteer Shareholder is provided in Box A, then it will be mailed to the address of the Fronteer Shareholder as it appears on the securities register of Fronteer or its transfer agent. Any share certificate or cheque mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Fronteer Shares, additional certificate numbers and number of Fronteer Shares may be included on a separate signed list attached to this Letter of Transmittal.

(b)	If Fronteer Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	The Arrangement will be effected under the Business Corporations Act (Ontario) and construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from or in connection with the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(d)	Fronteer has retained Georgeson Shareholder Communications Canada Inc. as its proxy solicitation agent. Fronteer will not pay fees or commissions to brokers or dealers for soliciting deposits of Fronteer Shares pursuant to the Arrangement.

(e)	Before completing this Letter of Transmittal, you are strongly urged to read the accompanying Circular in its entirety.

(f)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Fronteer Shares deposited pursuant to the Arrangement will be determined by Newmont in its sole discretion. Depositing Fronteer Shareholders agree that such determination shall be final and binding. Newmont reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Newmont reserves the absolute right to waive any defects or irregularities in the deposit of any Fronteer Shares. There shall be no duty or obligation of Newmont, Fronteer, Pilot Gold, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Fronteer’s interpretation of the terms and conditions of the Arrangement, the Circular and this Letter of Transmittal will be final and binding.

(g)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address listed below.

(h)	All payments will be made in Canadian dollars, unless the Fronteer Shareholder elects to receive payment in U.S. dollars as described under the heading “The Arrangement — Procedure for Exchange of Fronteer Shares” in the Circular by checking the appropriate box provided in this Letter of Transmittal.

7.	Lost Certificates

If a share certificate has been lost, stolen, destroyed, mutilated or mislaid, the registered holder of that certificate should immediately contact the Depositary (see back cover page for address and telephone numbers). You will be required to complete and submit certain documentation, including a bond and/or indemnity, before you can receive any compensation for your Fronteer Shares. This Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, theft, destruction or mutilation, to the Depositary.

8.	Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER, INVESTMENT DEALER, COMMERCIAL BANK, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

9.	Fronteer U.S. Shareholders and Internal Revenue Service Form W-9

In order to avoid “backup withholding” of United States income tax on payments made on the Fronteer Shares, a registered Fronteer U.S. Shareholder must generally provide the person’s correct taxpayer identification number (“TIN”) on the enclosed Internal Revenue Service Form W-9 and certify, under penalties of perjury, that such number is correct and that such registered Fronteer U.S. Shareholder is not subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty may be imposed on the registered Fronteer U.S. Shareholder by the Internal Revenue Service (the “IRS”) and payments made with respect to the Fronteer Shares may be subject to backup withholding of 28%.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A registered Fronteer U.S. Shareholder should consult his or her tax advisor as to the Fronteer U.S. Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption. Fronteer Shareholders that are non-U.S. persons should see the discussion below under the heading “Fronteer Non-U.S. Shareholders and Internal Revenue Service Form W-8”.

The TIN for an individual United States citizen or resident is the individual’s social security number. For further information concerning backup withholding and instructions for completing the Internal Revenue Service Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete Internal Revenue Service Form W-9 if Fronteer Shares are held in more than one name), consult the official instructions to the enclosed Internal Revenue Service Form W-9.

10.	Fronteer Non-U.S. Shareholders and Internal Revenue Service Form W-8

In order to satisfy the Depositary that a foreign individual qualifies as an exempt recipient, such stockholder or payee must properly complete and submit to the Depositary the enclosed Internal Revenue Service Form W-8BEN (or another appropriate Internal Revenue Service Form W-8), signed under penalties of perjury, attesting to that individual’s exempt status. Other Forms W-8 (as well as instructions to the Form W-8BEN and other Forms W-8) are available on the Internet at www.irs.gov. Failure to complete the enclosed Internal Revenue Service Form W-8BEN (or other appropriate Form W-8) may require the Depositary to backup withhold at the applicable backup withholding rate on any payments made with respect to the Fronteer Shares. Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

The Depositary for the Arrangement is:

EQUITY FINANCIAL TRUST COMPANY

By Mail, Hand or by Courier
200 University Avenue, Suite 400
Toronto, Ontario M5H 4H1
Attention: Corporate Actions

Toll Free (North America): 1-866-393-4891
Overseas: 1-416-361-0152
E-Mail: investor@equitytransfer.com

Any questions or requests for assistance or additional copies of the Circular or this Letter of Transmittal may be directed by Fronteer Shareholders to the Depositary at the telephone number and location set out above. You may also contact your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal.

Form W-8BEN Certificate of Foreign Status of Beneficial Owner (Rev. February 2006) for United States Tax Withholding OMB No. 1545-1621 Department of the Treasury 3 Section references are to the Internal Revenue Code. 3 See separate instructions. Internal Revenue Service 3 Give this form to the withholding agent or payer. Do not send to the IRS. Do not use this form for: Instead, use Form: 3 A U.S. citizen or other U.S. person, including a resident alien individual W-9 3 A person claiming that income is effectively connected with the conduct of a trade or business in the United States W-8ECI 3 A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions) W-8ECI or W-8IMY 3 A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions) W-8ECI or W-8EXP Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding. 3 A person acting as an intermediary W-8IMY Note: See instructions for additional exceptions. Part I Identification of Beneficial Owner (See instructions.) 1 Name of individual or organization that is the beneficial owner 2 Country of incorporation or organization 3 Type of beneficial owner: Individual Corporation Disregarded entity Partnership Simple trust Grantor trust Complex trust Estate Government International organization Central bank of issue Tax-exempt organization Private foundation 4 Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address. City or town, state or province. Include postal code where appropriate. Country (do not abbreviate) 5 Mailing address (if different from above) City or town, state or province. Include postal code where appropriate. Country (do not abbreviate) 6 U.S. taxpayer identification number, if required (see instructions) 7 Foreign tax identifying number, if any (optional) SSN or ITIN EIN 8 Reference number(s) (see instructions) Part II Claim of Tax Treaty Benefits (if applicable) 9 I certify that (check all that apply): a The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country. b If required, the U.S. taxpayer identification number is stated on line 6 (see instructions). c The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions). d The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions). e The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000. 10 Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article of the treaty identified on line 9a above to claim a % rate of withholding on (specify type of income): . Explain the reasons the beneficial owner meets the terms of the treaty article: Part III Notional Principal Contracts 11 I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required. Part IV Certification Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that: 1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates, 2 The beneficial owner is not a U.S. person, 3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner’s share of a partnership’s effectively connected income, and 4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions. Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner. Sign Here 3 Signature of beneficial owner (or individual authorized to sign for beneficial owner) Date (MM-DD-YYYY) Capacity in which acting For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form W-8BEN (Rev. 2-2006) Printed on Recycled Paper

Form **W-9**
(Rev. January 2011)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See **Specific Instructions** on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification (required): ☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ____________

☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X Form **W-9** (Rev. 1-2011)

Form W-9 (Rev. 1-2011) Page **2**

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Form W-9 (Rev. 1-2011) Page 3

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/disregarded entity name" line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/disregarded entity name," sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt Payee* on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 1-2011) Page **4**

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.